July 30, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

Form N-14 Registration Statement

SEC File No. 333-239621

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the Staff of the Securities and Exchange Commission (the “SEC”) on July 16, 2020, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) on July 1, 2020, in connection with the acquisition of the assets of Virtus Rampart Sector Trend Fund, a series of Virtus Opportunity Trust, by and in exchange for shares of Virtus Tactical Allocation Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment:

In the President’s letter, second paragraph, third sentence, please qualify this sentence with what will happen as soon as the Reorganization occurs, based on the pro forma information that reflect higher expenses for the surviving fund than the Sector Trend current expenses.

Response:    The sentence has been revised to the following: “Shareholders of certain Sector Trend share classes may see an increase in expenses of 0.01% of net assets due to the costs in connection with the reorganization, but the reorganization into a single fund offers the potential for a lower expense ratio in future years because expenses will be allocated across a substantially larger asset base.”

2.	Comment:

On page i, in response to second question, please incorporate the response to Comment 18 below.

Response:    The following has been inserted after the third sentence in the response: “However, the costs of the Reorganization are not subject to the expense limit, so Class A and Class I shareholders of Sector Trend may experience higher expenses during the next year as a result.”

In addition, the last sentence in the response has been revised as follows: “While recognizing that there can be no assurance that any operating efficiencies or other benefits will in fact be realized, the Board of Trustees concluded the Reorganization could create enhanced efficiencies for the portfolio management team and perhaps lower expenses for Tactical Allocation as assets grow in the future, which would benefit shareholders of Sector Trend.”

EDGAR Operations Branch
July 30, 2020

3.	Comment:

(1) On page ii, the Staff notes expenses for Class A and Class I shares will increase, so the response to the first question is inaccurate. In the 4th sentence, add disclosure for the expenses of Tactical Allocation before waiver too, and revise the sentence to reflect that these are expenses for Sector Trend before waiver. In the next sentence, add disclosure of Tactical Allocation before the waiver to show what expenses may be when the waiver expires.

Response:    This paragraph has been revised to state the following: “Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization, but in future years after the Reorganization, operating efficiencies may be achieved by Tactical Allocation because it will have a greater level of assets. As of May 31, 2020, Sector Trend’s net assets were approximately $145.3 million and Tactical Allocation’s net assets were approximately $633.2 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Annualized total fund operating expenses for the 6 months ended March 31, 2020 for Class A, Class C and Class I shares of Sector Trend were 1.00%, 1.77% and 0.77%, respectively, while annualized total operating expenses without waiver for the 6 months ended March 31, 2020 for the Class A, Class C and Class I shares of Tactical Allocation were 1.06%, 1.90% and 0.80%, respectively. However, upon completion of the Reorganization, VIA has contractually agreed to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) of Tactical Allocation so that such expenses do not exceed, on an annualized basis, 0.99%, 1.75% and 0.76% for the Class A, Class C and Class I shares, respectively, through January 31, 2022 (although, as described above, Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization). Following the contractual period, the Adviser may discontinue these expense reimbursement arrangements at any time and Fund operating expenses would be expected to increase as a result. Under certain conditions, the Adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the date on which such reimbursement occurred, provided that the recapture does not cause the fund to exceed the expense limit in effect at the time of the waiver or reimbursement or at the time of recoupment.”

EDGAR Operations Branch
July 30, 2020

(2) Disclose in the paragraph that both Reorganizations will result in portfolio repositioning post-Reorganization that will result in brokerage costs for Tactical Allocation, and if material, disclose the expected cost.

Response: Please see response to Comment 4.

4.	Comment:

On page iii, in response to third question regarding taxable event, explain the tax effect of the post-closing portfolio repositioning for both Reorganizations, or consider adding a separate question about the portfolio repositioning with a comprehensive response.

Response: We have included the following question and answer before the first question on this page:

“Q.	Will any portfolio securities be sold in connection with the Reorganization?

A.	Yes. Although Sector Trend and Tactical Allocation have similar investment objectives and principal investment strategies, it is expected that upon the consummation of the Reorganization, a substantial portion of the securities held by Sector Trend may be sold after the Reorganization by Tactical Allocation. For any such sales, the transaction costs will be borne by Tactical Allocation. Because such costs represent expenses that are not subject to the expense limitation agreement in place, they are ultimately borne by the surviving Fund’s shareholders, including Sector Trend shareholders who receive shares of Tactical Allocation in the Reorganization. In addition, the disposition of assets acquired through the Reorganization by Tactical Allocation may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $62,679 or 0.04% for Tactical Allocation, and taxable gains of approximately $10 million. The taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Sector Trend's pre-Reorganization capital loss carryforwards (approximately $18 million), subject to certain limitations.

In addition, if the Multi-Asset Trend Reorganization is consummated, it is expected that a substantial portion of the securities held by Multi-Asset Trend may be sold after it is reorganized into Tactical Allocation, so those costs will also be borne by the surviving Fund's shareholders, including Sector Trend shareholders who receive shares of Tactical Allocation in the Reorganization. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $18,188 or 0.04% for Tactical Allocation, and taxable gains of approximately $2 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Multi-Asset Trend's pre-Reorganization capital loss carryforwards (approximately $20 million), subject to certain limitations.

EDGAR Operations Branch
July 30, 2020

5.	Comment:

On page iii, in response to the last question about who will pay, disclose what are reasons that would be considered reasonable for allocating expenses to shareholders if the Reorganization is not completed.

Response:   The following has been added to the end of the response: “The subadviser for Sector Trend will not continue to manage the Fund after September 2020, so the Board and Fund officers will consider any possible alternatives, including liquidation, and the costs involved. While management will seek to proceed in the most cost-effective manner, any expenses already incurred will also be considered, and may be indirectly or directly borne by shareholders as a result.”

6.	Comment:

On Page 4, in the second full paragraph, include hyperlinks to the prospectus of each Fund (see Rule 0-4 of 1940 Act).

Response: Hyperlinks have been included for the prospectuses as requested.

7.	Comment:

On page 7, in the second sentence of the first full paragraph, revise this statement to reflect that pro forma expenses are higher than the current Sector Trend expenses. This is a global comment that applies wherever this appears.

Response:    The following has been inserted after the third sentence in the paragraph: “However, the costs of the Reorganization are not subject to the expense limit, so Class A and Class I shareholders of Sector Trend may experience higher expenses during the next year as a result.”

In addition, the last sentence in the paragraph has been revised as follows: “While recognizing that there can be no assurance that any operating efficiencies or other benefits will in fact be realized, the Board of Trustees concluded the Reorganization could create enhanced efficiencies for the portfolio management team and perhaps lower expenses for Tactical Allocation as assets grow in the future, which would benefit shareholders of Sector Trend.”

8.	Comment:

On page 8, in the second paragraph, first sentence, please clarify how the Reorganization results in operating efficiencies when expenses are not going down, or revise the statement. In addition, in the 6th line down of this paragraph, please explain that expenses will initially go up rather than citing the March 31 expenses.

EDGAR Operations Branch
July 30, 2020

Response:    This paragraph has been revised to state the following: “Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization, but in future years after the Reorganization, operating efficiencies may be achieved by Tactical Allocation because it will have a greater level of assets. As of May 31, 2020, Sector Trend’s net assets were approximately $145.3 million and Tactical Allocation’s net assets were approximately $633.2 million. It is believed that a larger, combined fund will have a greater likelihood of gaining additional assets, which may lead to greater economies of scale. Annualized total fund operating expenses for the 6 months ended March 31, 2020 for Class A, Class C and Class I shares of Sector Trend were 1.00%, 1.77% and 0.77%, respectively, while annualized total operating expenses without waiver for the 6 months ended March 31, 2020 for the Class A, Class C and Class I shares of Tactical Allocation were 1.06%, 1.90% and 0.80%, respectively. However, upon completion of the Reorganization, VIA has contractually agreed to limit the total operating expenses (excluding front-end or contingent deferred loads, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation) and acquired fund fees and expenses, if any) of Tactical Allocation so that such expenses do not exceed, on an annualized basis, 0.99%, 1.75% and 0.76% for the Class A, Class C and Class I shares, respectively, through January 31, 2022 (although, as described above, Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization). Following the contractual period, the Adviser may discontinue these expense reimbursement arrangements at any time and Fund operating expenses would be expected to increase as a result. Under certain conditions, the Adviser may recapture operating expenses reimbursed under these arrangements for a period of three years following the date on which such reimbursement occurred, provided that the recapture does not cause the fund to exceed the expense limit in effect at the time of the waiver or reimbursement or at the time of recoupment.”

9.	Comment:

On page 8, in next to last paragraph, add the disclosure from response to Comment 5, explaining what happens if Reorganization is not consummated and what would be considered reasonable for allocating expenses to shareholders in that case.

Response:    The following has been added to the end of the paragraph: “If the Plan is not approved or the Reorganization is not consummated, then the officers of Sector Trend and Tactical Allocation, or an affiliate, shall, based on the reasons for not consummating the transaction, agree on a reasonable allocation of expenses. The subadviser for Sector Trend will not continue to manage the Fund after September 2020, so the Board and Fund officers will consider any possible alternatives, including liquidation, and the costs involved. While management will seek to proceed in the most cost-effective manner, any expenses already incurred will also be considered, and may be indirectly or directly borne by shareholders as a result.”

EDGAR Operations Branch
July 30, 2020

10.	Comment:

On page 9, add a paragraph at the bottom preceding the columns to highlight the differences between the Funds, including:
Whether Sector Trend invests in foreign securities, including emerging market issuers?
Whether Sector Trend invests in junk bonds?
Whether Sector Trend has a duration policy, like Tactical Allocation does?
Whether Sector Trend invests in companies of particular market caps?
Whether Sector Trend invests in all the different fixed income instruments that Tactical Allocation does?
Whether Sect Trend can take defensive positions?

Response:    The following paragraph has been added at the bottom of page 9, and replace the first paragraph on page 12, which has been removed: “The investment strategies for Tactical Allocation are similar to those for Sector Trend in that both Funds may invest in a diversified portfolio of equity and fixed income securities, but there are some differences. Sector Trend uses a rules-based investment process to invest in securities representing the primary sectors of the S&P 500® and high-quality short-term securities, and allocations to each asset class are based on quantitative models that will allocate to those components that the model determines are more likely to outperform the broad market. On the other hand, Tactical Allocation uses a tactical allocation approach applying the following percentages: 25% to 60% invested in U.S. equity securities, 5% to 30% invested in non-U.S. equity securities and 35% to 60% invested in fixed income securities. The equity subadviser applies thorough fundamental analysis to identify high quality companies for the fund’s portfolio, while fixed income securities are selected using a sector rotation approach and securities within sectors are selected based on general economic and financial conditions, and the issuer’s business, management, cash, assets, earnings and stability. Sector Trend currently invests primarily in mid-to-large cap U.S. equities, while Tactical Allocation may invest in issuers of any size and both U.S. and non-U.S. equities. Tactical Allocation may also invest in a wide range of fixed income securities, while Sector Trend’s fixed income investments are limited to short-term US Government securities, and therefore does not have a duration policy.”

Because the Temporary Defensive Strategy is by definition not a principal investment strategy, it will not be included in the table for either Fund.

11.	Comment:

On page 11, in the last sentence of top paragraph for Tactical Allocation, please clarify what duration neutral strategy means, and determine if consistent with earlier disclosure that duration will be within two and eight years.

Response:    Disclosure has been added to clarify that duration neutral strategy means that the Fund’s fixed income investments are not managed with a target duration. However, the strategy is anticipated to result in duration between two and eight years, so the disclosure is consistent.

EDGAR Operations Branch
July 30, 2020

12.	Comment:

On page 12, in the third paragraph, describe if the fundamental policies of the Funds are the same. If not, identify any differences.

Response: Registrant confirms the fundamental policies of the Funds are substantially similar and has added disclosure.

13.	Comment:

On page 12, fourth paragraph, disclose the estimated transaction cost and any expected tax implications of the portfolio repositioning, if material. Reference the other reorganization as well because all those securities will be sold also.

Response:    The fourth paragraph has been replaced with the following: “Although Sector Trend and Tactical Allocation have similar investment objectives and principal investment strategies, it is expected that upon the consummation of the Reorganization, a substantial portion of the securities held by Sector Trend may be sold after the Reorganization by Tactical Allocation. For any such sales, the transaction costs will be borne by Tactical Allocation. Because such costs represent expenses that are not subject to the expense limitation agreement in place, they are ultimately borne by the surviving Fund’s shareholders, including Sector Trend shareholders who receive shares of Tactical Allocation in the Reorganization. In addition, the disposition of assets acquired through the Reorganization by Tactical Allocation may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $62,679 or 0.04% for Tactical Allocation, and taxable gains of approximately $10 million. The taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Sector Trend's pre-Reorganization capital loss carryforwards (approximately $18 million), subject to certain limitations.

In addition, if the Multi-Asset Trend Reorganization is consummated, it is expected that a substantial portion of the securities held by Multi-Asset Trend may be sold after it is reorganized into Tactical Allocation, so those costs will also be borne by the surviving Fund's shareholders, including Sector Trend shareholders who receive shares of Tactical Allocation in the Reorganization. It is estimated that if such sales occurred on July 17, 2020, the portfolio repositioning transaction costs would have resulted in brokerage commissions or other transaction costs of approximately $18,188 or 0.04% for Tactical Allocation, and taxable gains of approximately $2 million. Taxable gains realized by Tactical Allocation on such sales will be eligible to be offset by Multi-Asset Trend's pre-Reorganization capital loss carryforwards (approximately $20 million), subject to certain limitations.

14.	Comment:

Page 14, the expense recoupment applicable to Class C shares should be added to the Other Expenses line rather than reflected like this.

Response:    Registrant notes that neither Form N-1A nor Regulation S-X require the presentation of recoupment of expenses as Other Expenses. The recoupment amount has instead been moved to a new line titled "Recapture of expense previously reimbursed and/or waived" above the Total Annual Fund Operating Expenses so it is included in the gross expenses. Presentation in this manner is consistent with SEC disclosure guidance in ADI 2019-09, and with industry standard.

EDGAR Operations Branch
July 30, 2020

15.	Comment:

On page 16, footnote (b), (1) remove disclosure of fee waiver because it does not extend for a year from the date of effectiveness. This waiver may be discussed in the document outside the fee table but is not permitted in the fee table.

Response: Disclosure has been removed as a footnote to the Expense Table.

(2) In the last sentence, will the Adviser be able to recoup expenses it waived before the Reorganization from Tactical Allocation after the Reorganization occurs? Disclose either way.

Response:    The following has been added at the end of the footnote to disclose the adviser may recoup pre-Reorganization fees waived after the Reorganization: “, including, as applicable, for three years after the Reorganization for expenses reimbursed or fees waived prior to the Reorganization.”

16.	Comment:

Page 18, portfolio turnover, last sentence – turnover appears to be another strategy difference in the Funds, so if it is, please disclose in the principal investment strategy and risk sections.

Response:     Portfolio Turnover Risk is disclosed as a primary risk for Sector Trend. While the Fund does experience high portfolio turnover, it is not an intentional strategy, but rather an effect of how the strategy is implemented.

17.	Comment:

On page 28, at the top of page, given that Tactical Allocation is subject to these different risks, is there any strategy that should be disclosed to reflect these different risks? Same comment applies on page 31 for Sector Trend (i.e. REITs, commodities).

Response: The risk disclosures for the Funds have been updated to reflect the risks that stem from their respective strategies.

18.	Comment:

Page 35, in the board considerations, (1) did the Board consider that a different subadviser and different portfolio managers will manage the surviving fund? If so, disclose what the Board considered.

EDGAR Operations Branch
July 30, 2020

Response:     The following bullet has been added to reflect that the Board reviewed the subadvisers and portfolio managers of the surviving fund:
“• information about the subadvisers and biographies of the portfolio managers that manage Tactical Allocation, noting their experience and consistent performance;”

(2) In the top bullet, did the Board consider that expenses for Sector Trend would not decrease? What did the Board consider regarding the differences in total operating expenses for the Funds, and if they did not consider, why not? See Item 4(a)(3) of Form N-14 and ICA Release 256666 (July 18, 2002).

Response:    The Board took into account that the expense limitation agreement between Tactical Allocation and the Adviser was set to limit expenses to the levels of Sector Trend, and took into consideration that the costs of the Reorganization were not subject to the expense limitation agreement. The following statement has been added to the end of the first sentence of the top bullet on page 35: “, although Class A and Class I shareholders of Sector Trend may see an increase in expenses of 0.01% of net assets due to the costs in connection with the Reorganization.”

(3) In the second full paragraph after the bullets, disclose this qualifying language earlier when discussing the expected efficiencies.

Response: The qualifying language has been added to the earlier discussions of anticipated efficiencies from the Reorganization.

19.	Comment:

On the cover page of the SAI, add hyperlinks to the items incorporated by reference.

Response: Hyperlinks have been added to items 1-6 that are incorporated by reference.

20.	Comment:

Item 17 of Part C on page C-13, in Undertaking 3, add language that the filing will be within a reasonable time of the closing of the Reorganization. (See Feb. 15, 1996, Dear Registrant letter)

Response: Requested language will be included.

*    *    *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc:	Kevin J. Carr, Esq.
Jennifer Fromm, Esq.
Holly van den Toorn, Esq.
David C. Mahaffey, Esq.